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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ) (1)


                              HMI INDUSTRIES, INC.
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                                (Name of issuer)


                         COMMON SHARES, PAR VALUE $1.00
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                         (Title of class of securities)


                                    40423810
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                                 (CUSIP number)


 KIRK W. FOLEY; 12700 LAKE AVENUE, #2006, LAKEWOOD, OHIO 44107; (216) 529-2852
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               FEBRUARY 26, 1988*
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                                                                                              SCHEDULE 13D
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CUSIP No.        40423810                                  13D          Page    2    of    6   Pages
           ------------------------------------                              -------    ------
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
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          KIRK W. FOLEY
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                   (a) [ ]
                                                                                                                   (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS

          OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                                       [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADIAN
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                            7        SOLE VOTING POWER
          NUMBER OF                                                       635,016***
          SHARES            ----------------------------------------------------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                                                         N/A
           EACH             ----------------------------------------------------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
        PERSON WITH                                                       635,016***
                            ----------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                                                          N/A
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          635,016***
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [ ]


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
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14        TYPE OF REPORTING PERSON

          IN
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



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   * On February 26, 1988, Amherst Tanti U.S. Inc., a corporation wholly owned by Kirk W. Foley (hereafter "Foley") and his wife, (hereafter "Amherst"), acquired 152,505 Common Shares of HMI Industries, Inc. (hereafter "HMI"), representing approximately 6 to 6.5 percent of the then outstanding Common Shares of HMI.

   ** Foley received a portion of the reported HMI Common Shares in consideration of a sale of Tube-Fab, Ltd., a Canadian corporation wholly owned by Foley, to HMI. Additional reported Common Shares were acquired by Foley through awards made pursuant to HMI's Omnibus Long-Term Compensation Plan, of which Foley is a member, and under the terms and conditions of an Employment Agreement and Amendment to Employment Agreement, executed by Foley and HMI. The shares held by Amherst, were acquired with corporate funds and are held in the corporate name.

   *** Includes 514,148 Common Shares held by Amherst, 10,300 Common Shares held by the Foley retirement plan, and 80,000 currently exercisable options, the acquisition of which have been disclosed on Form 4s previously filed by Foley.

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     (a)  Common Shares, par value $1.00
     (b)  HMI Industries, Inc. (hereafter "HMI")
          3500 Payne Avenue
          Cleveland, Ohio 44114


Item 2.   Identity and Background.

     (a)  Kirk W. Foley (hereafter "Foley")
     (b)  12700 Lake Road, Suite #2006, Lakewood, Ohio 44107
     (c)  Executive and employee of HMI.
     (d)  No.
     (e)  No.
     (f)  United States.


Item 3.   Source and Amount of Funds or Other Consideration.

      The Common Shares of HMTI have been acquired by Foley through awards from the Company's Omnibus Long-Term Compensation Plan and in consideration of Foley's sale of Tube-Fab, Ltd. to HMI. Amherst acquisitions were completed with that corporation's funds.


Item 4.   Purpose of the transaction.

      The purpose of Foley's acquiring the HMI Common Shares was for investment purposes.


Item 5.   Interest in Securities of the Issuer.

    (a) The aggregate number of Common Shares beneficially owned by Kirk is 635,016, which comprises approximately 11.1% of the outstanding HMTI Common Shares. This aggregate number of Common Shares reported includes 520,148 Common Shares held by Amherst, 10,300 Common Shares held by Foley's retirement plan, and 80,000 currently exercisable options.

    (b) 635,016 Common Shares with sole power to direct vote and 635,016 Common Shares with sole power to direct disposition.
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    (c)   Amherst disposed of 15,625 HMT Common Shares on November 2, 1997 for
          $87,891 or $5.625 per share. Foley directly disposed of 33,375 HMT Common Shares on November 16, 1997 for $187,734 or $5.625 per share. Both events were properly reported on Form 4 previously filed by Foley.

    (d)   Not Applicable.

    (e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Foley and HMTI are parties to an Employment Agreement and an Amendment to Employment Agreement, describing certain rights awarded to Foley under the HMTI Omnibus Long-Term Compensation Plan.


Item 7.   Material to Be Filed as Exhibits.

     None.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 22, 1998                               KIRK W. FOLEY

                                                 /s/ Kirk Foley
                                                ------------------------------